Press Release

GreenPower Announces Proposed Share Consolidation

Vancouver, British Columbia, October 5, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower"), announces that it intends to complete a consolidation of its issued and outstanding common shares (the "Shares") on the basis of one new Share (a "Post-consolidated Share") for every five currently-outstanding Shares (the "Consolidation").

It is anticipated that the Consolidation will reduce the number of outstanding shares of the Company from 10,503,546 Shares to approximately 2,100,709 Post-consolidated Shares, subject to adjustment for rounding. The Consolidation is being undertaken to regain compliance with Nasdaq listing rules requiring a minimum bid price for the Company's shares of $1 per share (the "Minimum Bid Price Requirement"). The Consolidation is subject to approval by the Nasdaq Stock Exchange ("Nasdaq" or the "Exchange").

The Company does not intend to change its name or its current trading symbol in connection with the proposed Consolidation. The effective date of the Consolidation will be announced in a subsequent news release.

No fractional Post-consolidated Shares will be issued as a result of the Consolidation. Shareholders who would otherwise be entitled to receive a fraction of a Post-consolidated Share will be rounded up to the nearest whole number of Post-consolidated Shares and no cash consideration will be paid in respect of fractional shares.

The exercise price and number of Shares of the Company, issuable upon the exercise of outstanding options and warrants and conversion of outstanding convertible debentures, will be proportionally adjusted upon the implementation of the proposed Consolidation in accordance with the terms thereof.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

Brendan Riley, President

(510) 910-3377

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward looking statements in this press release include that the statements relating to the proposed share consolidation, including the number of outstanding Post-consolidated Shares after the Consolidation, and the statements relating to the Company's plan to regain compliance with the Minimum Bid Price Requirement. These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedarplus.ca and www.sec.gov) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Risks that could change or prevent these statements from coming to fruition include that the Company may not obtain approval for the Consolidation from the Exchange and the Company's plan to regain compliance with the Minimum Bid Price Requirement may not succeed. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

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